Exhibit 99.1

NewsRelease

TransCanada Selected to Develop $6 Billion in Natural Gas Infrastructure to Prince Rupert, British Columbia

Prince George, British Columbia – January 9, 2013 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased to announce that it has been selected by Progress Energy Canada Ltd. (Progress) being the successor by amalgamation of  PETRONAS Carigali Canada Ltd. and Progress Energy Resources Corp. to design, build, own and operate the proposed $5 billion Prince Rupert Gas Transmission project. This proposed pipeline will transport natural gas primarily from the North Montney gas-producing region near Fort St. John, British Columbia (B.C.) to the recently-announced Pacific Northwest LNG export facility in Port Edward near Prince Rupert, B.C.

Progress and TransCanada expect to finalize definitive agreements in early 2013, subject to approvals by their respective Boards.  TransCanada will immediately commence Aboriginal and stakeholder consultation and preparation of the relevant regulatory filings for this project under B.C. jurisdiction.

“The proposed Prince Rupert Gas Transmission project will allow British Columbians, and all Canadians, to continue to benefit from the responsible development of the growing supply of valuable natural gas resources in the WCSB”, said Russ Girling, TransCanada’s President and CEO. “TransCanada has an industry leading safety record that we are extremely proud of, and we look forward to involving the skilled workforce in B.C. and across Canada to help us develop an important new component of B.C.’s growing natural gas infrastructure.

“Together with our previously announced Coastal GasLink Pipeline project, this is the second major natural gas pipeline proposed to Canada’s West Coast for TransCanada - demonstrating the confidence that LNG sponsors continue to place in our ability to design, build and safely operate pipeline systems,” added Girling. “Our 60 years of pipeline experience, including 50 years in B.C., has taught us that to advance a project of this size, we must engage in open and meaningful discussions with Aboriginal communities and key stakeholder groups.  We will initiate those conversations very soon.”

In addition, TransCanada proposes to extend its existing NOVA Gas Transmission Ltd. (NGTL) system in northeast B.C. to connect both to the Prince Rupert Gas Transmission project and to additional North Montney gas supply from Progress and other parties.  This new infrastructure will allow the Pacific Northwest LNG export facility to access both the abundant North Montney supplies as well as other Western Canada Sedimentary Basin (WCSB) gas supply through the NOVA Inventory Transfer (NIT) trading hub a nd the extensive existing NGTL pipeline network.  Initial capital cost estimates associated with extensions of the NGTL System are approximately $1 to 1.5 billion, with an in-service date targeted for the end of 2015.

TransCanada currently owns and operates approximately 24,000 kilometres (15,000 miles) of natural gas pipelines in Western Canada including the Foothills Pipeline System in southeast B.C. and 360 kilometres (225 miles) in service or pending approvals in northeast B.C.. If approved, the Prince Rupert Gas Transmission project and TransCanada’s proposed Coastal GasLink Pipeline project to Kitimat would together add more than 1,400 kilometres (870 miles) to TransCanada’s Western Canadian natural gas transmission systems.

Information regarding the proposed Prince Rupert Gas Transmission project is as follows:

•	Receipt point: near Fort St. John, B.C.
•	Delivery point: Pacific Northwest LNG facility in Port Edward near Prince Rupert, B.C.
•	Product: natural gas from B.C.’s abundant North Montney supply and elsewhere from the WCSB
•	Length of route: approximately 750 kilometres (470 miles) of large diameter pipe
•	Initial pipeline capacity: 2.0 billion cubic feet of gas per day with the ability to expand to 3.6 billion cubic feet of gas per day
•	Anticipated jobs during construction: estimated 2,500 direct construction jobs over a three year construction period
•
Estimated cost: detailed cost information will be developed following completion of project scoping and planning. The current estimate for the Prince Rupert Gas Transmission project is approximately $5 billion (2012 dollars)

•	Regulatory process: applications for required regulatory approvals are expected to be made through applicable B.C. provincial and Canadian federal processes
•	Estimated in-service date: end 2018 subject to regulatory and corporate approvals

In determining the final pipeline route, TransCanada will take into consideration many factors, including Aboriginal, stakeholder and government input, environmental influences, archaeological and cultural values, land use compatibility, safety, constructability and economics. As a member of the world Dow Jones Sustainability Index, TransCanada is an industry leader that is committed to minimizing the impact of its operations.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522

For more information regarding Prince Rupert Gas Transmission project: 1-855-633-2011 or www.transcanada.com/prince-rupert-gas.html

For more information regarding Pacific Northwest LNG:  1-866-931-2201 or   www.pacificnorthwestlng.com

For more information regarding Coastal GasLink: 1-855-633-2011 or  www.transcanada.com/coastalgaslink